China Du Kang Co., Ltd.

Town of Dukang, Baishui County	2840 Highway 95 Alt. S,
A-28,Van Metropolis,#35 Tangyan Road,	Suite 7
Xi'an, Shaanxi, PRC, 710065	Silver Springs, NV 89129
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March 3, 2011

John Reynolds, Assistant Director
Pamela Howell, Staff Attorney
Susann Reilly, Staf Attorney
Office of Beverages, Apparel and
Health Care Services
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:	China Du Kang Co., Ltd.
Form 10, Amendment 7
File No.: 0-53833

Dear Mr. Reynolds, Ms. Howell, Mr. McAllister and Ms. McGirt:

Per the telephone conversation today between Ms. McGirt and our counsel, we thank you for the extension of time granted in which to respond to the Staff’s comment letter. By our computations, the Amendment(s) will be due on or before March 24, 2011. The Company acknowledges the revised due date and will respond accordingly.

Should you require anything further, please let us know.

Yours very truly,

China Du Kang Co., Ltd.

Wang Youngsheng